

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

James E. Harris
Chief Financial Officer
RXO, Inc.
11215 North Community House Road
Charlotte, North Carolina 28277

      Re: RXO, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2023
            Filed February 13, 2024
            File No. 001-41514

Dear James E. Harris:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation